EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three months ended March 31, 2012

	Earnings before fixed charges:
	Income before allocation of noncontrolling interest
	and income from investments in unconsolidated
	subsidiaries	$38,593
Add:	Interest expense	27,340
	Depreciation expense on capitalized interest	405
	Amortization of deferred
	financing costs	1,136

	Earnings before fixed charges	$67,474

	Fixed charges:
	Interest expense	$27,340
	Amortization of deferred financing charges	1,136
	Capitalized interest	1,664

	Fixed charges	30,140

	Preferred unit distributions	5,035

	Combined fixed charges	$35,175

	Ratio of earnings to fixed charges	2.24

	Ratio of earnings to combined fixed charges	1.92